SECURITIES AND EXCHANGE COMMISSION
                         Washington, D. C.  20549

                              SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934

                            (Amendment No. 4*)


                               EGGHEAD, INC.
                             (Name of Issuer)

                  Common Stock, par value $.01 per share
                      (Title of Class of Securities)

                               282330109
__________________________________________________________________________
                              (CUSIP Number)

David  A.  Rocker                              Robert  G.  Minion, Esq.
Suite  1759                                    Lowenstein,  Sandler,Kohl,
45  Rockefeller  Plaza    with  a  copy  to:   Fisher & Boylan, P.A.
New York, New York  10111                      65 Livingston Avenue
(212)  397-1220                                Roseland,  New  Jersey 07068
                                               (201) 992-8700


                    (Name, Address and Telephone Number
                      of Person Authorized to Receive
                        Notices and Communications)

                              February 14, 1996
_________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If  the  filing  person has previously filed a statement on  Schedule  l3G  to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check  the  following  box if a fee is being paid with this  statement [ ].   (A
fee  is  not  required  only  if the reporting person:   (1)  has  a  previous
statement  on  file reporting beneficial ownership of more than  five  percent
of  the  class  of  securities described in Item 1;   and  (2)  has  filed  no
amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note:   Six  copies  of  this statement, including  all  exhibits,  should  be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

___________________________________________________________________________
(1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

            David A. Rocker               ###-##-####
___________________________________________________________________________
(2)   Check  the  Appropriate  Box  if  a  Member  of  a  Group  (See
          Instructions):    (a)
                                                                  (b)
___________________________________________________________________________
(3)   SEC Use Only

___________________________________________________________________________
(4)   Source of Funds (See Instructions):  WC

___________________________________________________________________________
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

___________________________________________________________________________
(6)   Citizenship or Place of Organization:     United States

___________________________________________________________________________
Number of Shares        (7)   Sole Voting Power:        1,644,900*
Beneficially Owned      (8)   Shared Voting Power:           0
by Each Reporting       (9)   Sole Dispositive Power:   1,644,900*
Person With:           (10)   Shared Dispositive Power:      0
___________________________________________________________________________
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 1,644,900*
___________________________________________________________________________
(12)  Check if the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions):
___________________________________________________________________________
(13)  Percent   of   Class  Represented  by  Amount  in   Row   (11): 9.4%*
___________________________________________________________________________
(14)  Type     of     Reporting     Person    (See     Instructions): IA,IN
___________________________________________________________________________
*   1,487,800  shares  (8.5%) of Egghead, Inc. common stock  are  owned  by
Rocker  Partners,  L.P.,  a New York limited partnership.   157,100  shares
(0.9%) of Egghead, Inc. common stock are owned by Compass Holdings, Ltd., a corporation organized under the International Business Companies Ordinance of the British Virgin Islands. David A. Rocker serves as the sole managing partner of Rocker Partners, L.P. and, through Rocker Offshore Management Company, Inc., as investment adviser to Compass Holdings, Ltd. See Item 5 for further information with respect to the computations set forth herein.


Item 1.  Security and Issuer.

          This Amendment No. 4 to Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Egghead, Inc., a Washington corporation (the "Company"), is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended. The principal executive offices of the Company are located at 22705 East Mission, Liberty Lake, Washington 99019.

Item 2.  Identity and Background.

          The person filing this statement is David A. Rocker, whose business address is Suite 1759, 45 Rockefeller Plaza, New York, New York 10111. Mr. Rocker serves as the sole managing partner of Rocker Partners, L.P., a New York limited partnership having its principal executive office located at Suite 1759, 45 Rockefeller Plaza, New York, New York 10111. Rocker Partners, L.P. is engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mr. Rocker, through Rocker Offshore Management Company, Inc., serves as investment adviser to Compass Holdings, Ltd., a corporation organized under the International Business Companies Ordinance of the British Virgin Islands, whose principal business address is Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands and whose principal business activity is substantially similar to that of Rocker Partners, L.P.

           Mr. Rocker has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Rocker is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

          All funds used to purchase shares on behalf of Rocker Partners, L.P. come directly from the net assets of Rocker Partners, L.P. All funds used to purchase shares on behalf of Compass Holdings, Ltd. come directly from the net assets of Compass Holdings, Ltd.

Item 4.  Purpose of the Transaction.

          The acquisition of the shares referred to in Item 5 is solely for investment purposes on behalf of Rocker Partners, L.P. and Compass Holdings, Ltd., respectively. Mr. Rocker has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

          Based upon the information set forth in the Company's Quarterly Report on Form 10-Q for the period ended December 30, 1995, as of January 27, 1996 there were 17,543,072 shares of Common Stock issued and outstanding. As of February 14, 1996, Rocker Partners, L.P. owned 1,487,800 of such shares, or 8.5% of those outstanding, and Compass Holdings, Ltd. owned 157,100 of such shares, or 0.9% of those outstanding. David A. Rocker possesses sole power to vote and to direct the disposition of all shares of Common Stock owned by Rocker Partners, L.P. and Compass Holdings, Ltd. The following table details the transactions by each of Rocker Partners, L.P. and Compass Holdings, Ltd. in shares of Common Stock during the past sixty days (all such transactions were effected in ordinary broker's transactions).

                         A.  Rocker Partners, L.P.

            Date                 Quantity                   Price

                                (Purchases)

       December 19, 1995         13,000                    $6.58
       December 19, 1995          7,500                    $6.42
       December 20, 1995          5,000                    $6.62
       December 26, 1995          2,500                    $5.87
       December 26, 1995         10,000                    $5.87
       December 26, 1995          7,000                    $5.95
       January 4, 1996           14,000                    $5.97
       January 4, 1996            8,600                    $5.67
       January 9, 1996            6,700                    $5.50
       January 15, 1996           5,000                    $5.43
       January 22, 1996           1,500                    $5.13
       January 24, 1996          23,000                    $5.12
       February 1, 1996          38,000                    $6.18
       February 2, 1996           8,000                    $6.68
       February 5, 1996          10,000                    $6.68
       February 9, 1996             100                    $6.62
       February 13, 1996         20,000                    $6.42
       February 14, 1996         32,000                    $5.99

                                  (Sales)

       January 5, 1996            5,000                    $6.07
       January 8, 1996            4,000                    $6.08
       January 11, 1996           7,000                    $5.75
       January 16, 1996          10,000                    $6.23
       January 25, 1996          10,000                    $5.75
       January 25, 1996          15,000                    $5.90
       January 29, 1996          22,000                    $5.43
       January 30, 1996           8,000                    $6.43


                        B.  Compass Holdings, Ltd.

            Date                 Quantity                   Price

                                (Purchases)

       December 19, 1995           2,000                   $6.58
       December 21, 1995             100                   $6.31
       January 4, 1996             1,000                   $5.97
       January 9, 1996               800                   $5.50
       January 11, 1996              100                   $5.75
       January 12, 1996              100                   $5.75
       January 15, 1996              100                   $5.43
       January 18, 1996              350                   $5.30
       January  19,  1996            250                   $5.20
       January 23, 1996              100                   $5.12
       January 24, 1996            2,000                   $5.12
       January 25, 1996            5,600                   $5.87
       February 1, 1996            5,000                   $6.18
       February 13, 1996           2,500                   $6.42
       February 14, 1996           1,000                   $5.99

                                  (Sales)

       December 27, 1995           1,900                   $6.27
       December 28, 1995           2,600                   $6.31
       December 29, 1995           4,500                   $6.43
       January 5, 1996             1,000                   $6.07
       January 8, 1996               700                   $6.08
       January 11, 1996              500                   $5.75
       January 25, 1996            1,000                   $5.75
       January 25, 1996            7,500                   $5.90
       January 29, 1996            3,000                   $5.43
       January 30, 1996            2,000                   $6.43

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

         No   contracts, arrangements, understanding or similar
relationships exist with respect to the shares of Common Stock of the Company between David A. Rocker and any person or entity.

Item 7.  Materials to be Filed as Exhibits.

         Not Applicable.


                                 Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 21, 1996

                                    /s/  David  A. Rocker
                                    David A. Rocker, individually,
                                    as  managing partner of Rocker
                                    Partners,   L.P.,    and    as
                                    president  of Rocker  Offshore
                                    Management Company, Inc.,  the
                                    investment adviser to  Compass
                                    Holdings, Ltd.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).